

August 5, 2009

Mr. Bassam Moubarak
Chief Financial Officer
Petaquilla Minerals Ltd.
Suite 410, 475 West Georgia Street,
Vancouver, British Columbia
Canada V6B 4M9

> **Re:** **Petaquilla Minerals Ltd.**
> **Form 20-F/A for the Transition Period Ended May 31, 2008**
> **Filed November 26, 2008**
> **Form 6-K Furnished November 28, 2008**
> **Proposed Amendment to Form 20-F for the Transition Period Ended**
> **May 31, 2008 submitted on July 10, 2009**
> **File No. 000-26296**

Dear Mr. Moubarak:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposed Amendment to Form 20-F for the Transition Period Ended May 31, 2008

General

1. We note that you have included an explanatory note indicating that you are filing the amendment in response to our comment letter. Please replace this statement with a brief summary describing the nature of the revisions and directing readers to those sections of the document where further details are provided.

2. Please submit a draft amendment to your Form 20-F, marked to show all revisions that you intend to make in response to the additional comments included in this letter.

Selected Financial Data, page 11

3.   We note that you have included selected financial data and exchange rate information for the twelve month period ended January 31, 2007; three month transition period ended April 30, 2007; twelve month period ended April 30, 2008; and the one month transition period ended May 31, 2008. However, you have omitted financial data and the exchange rates for the twelve month periods ended January 31, 2005 and 2004, which were included in your initial report. Please comply with Item 3 of Form 20-F which requires selected historical financial data and exchange rates for the *five* most recent fiscal years.

4.   We note numerous inconsistencies between the amounts you report in Item 3.A "Selected Financial Data" and Item 5.A "Operating and Financial Review and Prospects" and your financial statements. For example, the amounts of total long-term debt and total shareholder equity as of May 31, 2008 and April 30, 2008 under the Canadian GAAP do not agree to the corresponding amounts in your Balance Sheets; and the $13,033,797 of total shareholders' equity as of April 30, 2008 under U.S. GAAP does not agree with the corresponding amount of $(13,401,450) shown on page 130. Please resolve these inconsistencies.

Business Overview, page 25

Molejon Property - Panama, page 25

5.   We note your revised disclosure regarding the effects of governmental regulation on your Molejon project. Please expand such disclosure to include all information that you provided in your letter dated March 13, 2009 in response to our prior comment 3. Please provide us with a sample of your proposed disclosure.

Operating and Financial Review and Prospects

Operating Results, page 53

6.   To facilitate your discussion of the results of operations, please include a table showing comparable information for each of the transitional periods you are required to present in your Form 20-F. This information may be unaudited and shown on a condensed basis. Specifically, we ask that you present the following financial information accompanied by a corresponding discussion and analysis:
   ● One month ended May 31, 2008 compared to the one month ended May 31, 2007
   ● Three months ended April 30, 2008 compared to the three months ended April 30, 2007

7.   Please include a schedule showing the results of operations associated with each of the periods referenced in your discussion and analysis of the twelve months ended April 30, 2008 and April 30, 2007. Please also include a schedule showing your computation of the amounts included in that schedule for the twelve months ended April 30, 2007, as this period is not included in your historical financial statements. We expect this would include columns for the year ended January 31, 2007, adding the quarter ended April 30, 2007, and subtracting the quarter ended April 30, 2006.

8.   We note numerous instances in which the amounts you report on pages 54 and 55 as part of your Operating Results discussion do not agree with the corresponding amounts in your financial statements. For example, the amounts of accumulated deficit as at May 31, 2008 and April 30, 2008 as reported on page 54 do not agree to the corresponding amounts on your balance sheets on page 93. Please resolve all inconsistencies.

9.   We note it was necessary for you to restate your financial statements under both Canadian and US GAAP, as described in Notes 27 and 28a of your financial statements. Please discuss the nature of these restatements and the impact they had on your financial results at Item 5 "Operating and Financial Review and Prospects" of your Form 20-F.

Financial Statements

General

10.   We note in response to our prior comment 2 that you now present audited financial statements for the twelve month period ended January 31, 2007; three month transition period ended April 30, 2007; twelve month period ended April 30, 2008; and the one month transition period ended May 31, 2008. However, you have excluded audited financial statements for the twelve month period ended January 31, 2006 which had been included in your initial report. Please comply with Item 8.A.2 of Form 20-F which requires presentation of three years of audited financial statements.

Note 2 – Significant Accounting Policies, page 97

11.   We note on page 81 that you identify your functional currency as the Canadian dollar. Please submit to us the analysis you prepared in determining that the Canadian dollar is your functional currency.

Note 26 – Subsequent Events, page 127

12.   We note you disclose numerous events that occurred subsequent to May 31, 2008. Please include in the disclosure the specific date these events occurred.

Note 27 – Restatement of January 31, 2007 Interim Financial Statements and May 31, 2008 Balance Sheet page 129

13.   We note you adjusted your balance sheet as of January 31, 2007 to report a receivable due from a related party in the amount of $2,143,773. Please disclose the reason for this adjustment in the footnote.

14.   It appears that you may need to include parentheses around the stock based compensation amounts appearing in your table that depicts the line items that were adjusted on the Consolidated Statement of Operations and Comprehensive Loss and Deficit for the period ended January 31, 2007, as it is currently presented as income.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director